*IAB
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10036147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52202 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittany Capital Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue – 26th Floor
(No. and Street)

| New York | NY | 10103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Mendez (212) 265 - 6046
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

| 3000 Marcus Avenue | Lake Success | NY | 11042-1066 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 18 2010
Washington, DC
121

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I Raymond Mendez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittany Capital Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

SUSAN HOPE
NOTARY PUBLIC STATE OF NEW YORK
ROCKLAND COUNTY #4743733
COMM. EXPIRES MARCH 30, 2011



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BRITTANY CAPITAL GROUP, INC.**
**666 Fifth Avenue, 26th Floor**
**New York, NY 10103**
**(212) 265-6046**

*********************************************

# STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

*********************************************

**Brittany Capital Group, Inc.**
**Statement of Financial Condition**
**December 31, 2009**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 102,039 |
| Reimbursable receivable | | 26,413 |
| Prepaid taxes | | 4,090 |
| Prepaid pension cost | | 114,756 |
| Other assets | | 2,975 |
| **Total assets** | **$** | **250,273** |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities | | |
| Deferred taxes, net | $ | 149,800 |
| Accounts payable and accrued expenses | | 31,373 |
| Total liabilities | | 181,173 |
| Stockholders' Equity | | |
| Common stock, no par value; 200 shares authorized, 156 shares issued and 139 shares outstanding | | 39,050 |
| Additional paid-in capital | | 1,900 |
| Accumulated deficit | | (101,884) |
| Accumulated other comprehensive income | | 150,009 |
| | | 89,075 |
| Less: Treasury stock at cost, 17 shares | | (19,975) |
| Total stockholders' equity | | 69,100 |
| **Total liabilities and stockholders' equity** | **$** | **250,273** |

The accompanying notes are an integral part of this financial statement.

## 1. General

Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company works with alternative asset managers, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

## 2. Summary of Significant Accounting Policies

### Revenue Recognition

Fees are recorded when earned and related expenses are recorded when incurred.

### Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities, net of any valuation allowance.

The Company has adopted authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on income taxes. The guidance contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

### 3. Cost Sharing Agreement

The Company has entered into a cost sharing agreement whereby facilities, equipment and office services are provided. The cost sharing agreement commenced May 1, 2005. The agreement is on a month-to-month basis for a monthly fee of $5,190 unless either party cancels.

### 4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2009, the Company had net capital, as defined, of $70,666, which exceeded its required minimum net capital of $5,000 by $65,666. Aggregate indebtedness at December 31, 2009 was $31,373. The ratio of aggregate indebtedness to net capital was 0.44 to 1.

Should the need arise, the stockholders intend to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

### 5. Pension Plan

The Company sponsors a defined benefit pension plan (the "Plan") which it adopted in 2006.

Contributions to the plan are funded solely by the Company, and are actuarially determined based on a retirement benefit formula which factors in defined average compensation and years of participation to meet the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA). During 2009, the plan was frozen.

The Company made no contributions to this plan for the year ended December 31, 2009.

The following table sets forth the pension plan's funded status and amounts recognized in the Company's financial statements as of and for the year ended:

| | | |
|---|---|---|
| Benefit obligation at December 31, 2009 | $ | **846,843** |
| Fair value of plan assets at December 31, 2009 | | **961,599** |
| Unfunded status | $ | (114,756) |
| Prepaid pension cost | $ | 114,756 |
| Net periodic expense | $ | 20,126 |

| | | |
|---|---|---|
| Benefit cost | $ | 20,126 |
| Employer contribution | $ | - |
| Plan participants' contribution | $ | - |
| Benefits paid | $ | - |
| Accumulated benefit obligation | $ | 846,843 |

The following assumptions were used in accounting for the Plan:

| | |
|---|---|
| Weighted-average assumptions as of December 31, 2009 | |
| Discount rate: | |
| Pre-retirement | 6.7% |
| Post-retirement | 5.0% |
| Expected long term rate of return on plan assets | 6.0% |
| Rate of compensation increase | 0.0% |

The percentage of the fair value of total plan assets held as of December 31, 2009 by asset category is as follows:

| | |
|---|---|
| Money market accounts | 3.4% |
| Common stock | 12.4% |
| Corporate bonds (includes accrued interest) | 24.0% |
| Certificates of deposit (includes accrued interest) | 60.2% |
| Total | 100.0% |

Amounts recognized in the Statement of financial condition consist of:

| | | |
|---|---|---|
| Prepaid pension asset | $ | 114,756 |

Amounts recognized in accumulated other comprehensive income at December 31 consist of:

| | | |
|---|---|---|
| Unrealized gain on pension assets | $ | 269,913 |
| Tax liability on unrecognized gain | | (132,800) |
| Prior service cost | | (7,039) |
| Amortization of prior gains | | 19,935 |
| Accumulated other comprehensive income | $ | 150,009 |

The Company's pension plan assets are measured and reported at fair value. A fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2 The inputs are other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 The inputs are unobservable and mostly reflect the entities own assumptions while utilizing the best information available and include situations where there is little, if any, market activity for the investment.

The fair values of the Company's pension plan assets at December 31, 2009, by asset category are as follows:

| | Fair Value Measurements at December 31, 2009 |
|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) |
| Cash and cash equivalents | $ 32,626 |
| Certificates of deposit | 579,126 |
| Common stock | 119,514 |
| Corporate bonds | 230,333 |
| | $ 961,599 |

The Plan's investment policies center around preservation of principal and consistent returns. Generally, investments are expected to be in fixed-income obligations of investment grade corporate issuers. The 6.0% expected long-term rate of return on Plan assets was determined consistent with the Plan's conservative investment policies.

There are no benefit payments expected to be made for the five years subsequent to the year ended December 31, 2009.

## 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company transacts its business with clients located worldwide.

## 7. Retirement Plans

The Company has established a profit sharing plan which covers all employees. Employees are immediately vested. No contributions were provided for the year ended December 31, 2009.

The Company sponsors a 401(k) plan covering all its eligible employees. Contributions are determined annually by the stockholders. Contributions to the plan amounted to $15,000 for the year ended December 31, 2009.

## 8. Taxes

The net deferred tax liability is comprised of:

| | |
|---|---|
| Deferred tax asset | $ 4,000 |
| Deferred tax liability | 153,800 |
| Total | $ 149,800 |

The deferred tax asset arises from a net operating loss carryforward of $26,683 at December 31, 2009. The net operating loss expires in the year 2029. The Company does not deem a valuation allowance necessary.

The deferred tax liability of $153,800 arises from the recording of the unrealized gain on pension and prepaid pension costs, which bases are recognized differently for financial and income tax reporting.

## 9. Subsequent Events

The Company has evaluated events occurring between the year ended December 31, 2009 and March 16, 2010, the date the financial statements were available for issuance.

The Company's Statement of Financial Condition as of December 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****************************

## Independent Auditors' Report

To the Stockholders
Brittany Capital Group, Inc.

We have audited the accompanying statement of financial condition of Brittany Capital Group, Inc. (the "Company"), as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brittany Capital Group, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
March 16, 2010